Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 01.06.2009

From: Liberty International PLC

Headline: Holding(s) in Company

SUPPL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 7/20

Holding(s) in Company

LIBERTY INTERNATIONAL PLC (the "Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights and the recent increase in the issued share capital of the Company, Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence each in the Company:

i) Full name of Persons subject to the notification obligation	Government of Singapore Investment Corporation Private Limited	
ii) Full name of shares holders (if different from i)	Chase Nominees Limited	
iii) Date of Transaction	28 May 2009	
iv) Date issuer was notified	1 June 2009	
v) Threshold that was crossed	Drop to 3%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	18,187,506	4.97%
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	20,474,111	3.619%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:	N/A	
ix) Contact Name	Celine Loh/Lim Eng Kok 168 Robinson Road Capital Tower #37-01 Singapore 068912	
x) Contact telephone number:	(65) 6889 8952 / (65) 6889 8932	

Susan Folger
Company Secretary
020 7887 7073

1 June 2009

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Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 01.06.2009

From: Liberty International PLC

Headline: Holding(s) in Company

RECEIVED
2009 JUN -5 A 6:13

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Holding(s) in Company

LIBERTY INTERNATIONAL PLC (the "Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights and the recent increase in the issued share capital of the Company, Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence each in the Company:

i) Full name of Persons subject to the notification obligation	Sanlam Investment Management (Pty) Limited	
ii) Full name of shares holders (if different from i)	n/a	
iii) Date of Transaction	18 May 2009	
iv) Date issuer was notified	1 June 2009	
v) Threshold that was crossed	Above 3%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	n/a	n/a
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	20,091,093	More than 3%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:		
ix) Contact Name	Jill Parratt, Group Company Secretary, Liberty Group Ltd	
x) Contact telephone number:	(011) 408 3911	

Susan Folger
Company Secretary
020 7887 7073

1 June 2009

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Fax

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 01.06.2009

From: Liberty International PLC

Headline: Holding(s) in Company

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights, an event changing the breakdown of voting rights and the recent increase in the issued share capital of the Company, Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence each in the Company:

Full name of Persons subject to the notification obligation	Sir Donald Gordon Lady Peggy Gordon Wendy Donna Appelbaum Richard Michael Gordon Graeme John Gordon The Donald Gordon Foundation STC International Ltd The above parties comprise the Donald Gordon Family Interests	
Date of Transaction	28 May 2009	
Date issuer was notified	29 May 2009	
Threshold that was crossed	16%	
Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	79,239,978	21.67%
Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	92,143,203	16.29%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:	N/A	
Contact Name	George Raymond Fine	

Susan Folger
Company Secretary

020 7887 7073

1 June 2009

---END OF MESSAGE---

Fax

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 01.06.2009

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

A) SHAREHOLDINGS OF DIRECTORS AND PDMRS FOLLOWING FIRM PLACING AND PLACING AND OPEN OFFER

Following an allotment of shares on 28 May 2009 pursuant to the Firm Placing and Placing and Open Offer, Directors and PDMRs of Liberty International PLC have notified the Company of the following changes to their shareholdings in the Company:

	Shareholding before Capital Raising	No. of shares acquired at £3.10 per share*	Current Shareholding
Directors:			
Patrick Burgess	19,250	10,016	29,266
David Fischel	388,253	102,357	490,610
Kay Chaldecott	48,621	6,325	54,946
Ian Hawksworth	0	339	339
Graeme Gordon	1,555,000	750,268	2,305,268
Ian Henderson	10,000	2,601	12,601
Michael Rapp	4,973	1,293	6,266
Rob Rowley	1,000	260	1,260
PDMRs:			
John Abel	112,117	10,104	122,221
Bill Black	101,512	3,226	104,738
Martin Ellis	6,092	3,108	9,200
Susan Folger	2,481	1,289	3,770
Hugh Ford	2,824	3,020	5,844
Caroline Kirby	12,153	4,328	16,481
Gavin Mitchell	1,606	986	2,592
Trevor Pereira	0	211	211
Gary Yardley	0	211	211

* Rights taken up in respect of i) existing shareholdings and ii) shares held in trust under the Company's Share Incentive Plan.

B) AWARDS OF SHARE OPTIONS

On 28 May 2009, awards of share options were granted to certain employees including Executive Directors and PDMRs at an exercise price of 359p per share. The options are subject to the following performance condition: Liberty International's "smoothed" earnings are to grow over a three year period following the year of grant at a rate in excess of 5% per annum compound. "Smoothed" earnings growth means the percentage increase in underlying earnings per share, adjusted by (a) excluding exceptional and valuation items and (b) limiting trading or non-recurring items to 10% of profit before tax.

The base figure for comparison purposes will be the "smoothed" earnings achieved in 2009. The awards made to Executive Directors and PDMRs were as follows:

Directors:	
David Fischel	500,000
Kay Chaldecott	350,000
Ian Durant	300,000
Ian Hawksworth	300,000
PDMRs:	
Martin Ellis	120,000
Susan Folger	75,000
Hugh Ford	200,000
Charles Forrester	50,000
Caroline Kirby	120,000
Gavin Mitchell	60,000
Turner Newton	120,000
Trevor Pereira	80,000
Bob Tattar	60,000
Loraine Woodhouse	60,000
Gary Yardley	250,000

C) AWARDS UNDER THE ANNUAL BONUS SCHEME

Under Liberty International PLC's annual bonus scheme arrangements, conditional awards of Liberty International ordinary shares may be made to certain employees including Executive Directors and PDMRs. The awards comprise Restricted shares and Additional shares which are usually released two and four years respectively after the date of the award, provided the individual Director or PDMR has remained in service. The share awards under Liberty International's annual bonus scheme arrangements made on 28 May 2009 to Executive Directors and PDMRs in respect of the year ended 31 December 2008 are as follows:

	Restricted	Additional
Directors:		
Ian Durant	21,123	10,562
Ian Hawksworth	27,855	-
PDMRs:		
Gary Yardley	26,005	13,003

The Restricted shares awarded to Mr Hawksworth will be released to him one year after the date of award.

Susan Folger
Group Company Secretary

1 June 2009

020 7887 7073

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Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 29.05.2009

From: Liberty International PLC

Headline: Total voting rights

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT

TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
Registered in England No. 3685527 Registered Office: 40 Broadway London SW1H 0BT

Total voting rights

LIBERTY INTERNATIONAL PLC (the "Company")

VOTING RIGHTS AND CAPITAL

In conformity with DTR 5.6.1 we would like to notify the market of the following:

Pursuant to the Firm Placing and Placing and Open Offer announced by the Company on 27 April 2009 the Company unconditionally allotted 200,000,703 ordinary shares at an issue price of 310 pence per share on 28 May 2009.

At the date of this announcement, the Company's issued share capital consists of 566,778,501 ordinary shares of 50 pence each with voting rights. The Company holds 1,050,000 ordinary shares in treasury.

Therefore, the total number of voting rights, excluding shares held in treasury, in Liberty International PLC is 565,728,501.

The above figure of 565,728,501 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Ruth Pavey
Assistant Company Secretary

29 May 2009

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Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 02.06.2009

From: Liberty International PLC

Headline: Holding(s) in Company

RECEIVED 2009 JUN -5 A 11:13

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Holding(s) in Company

LIBERTY INTERNATIONAL PLC (the "Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights, Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence each in the Company:

i) Full name of Persons subject to the notification obligation	Simon Property Group, Inc	
ii) Full name of shares holders (if different from i)	Sovereign Real Estate Investments, LLC	
iii) Date of Transaction	28 May 2009	
iv) Date issuer was notified	1 June 2009	
v) Threshold that was crossed	6%	
vi) Situation previous to the triggering transaction	Number of voting rights	
	16,731,365	
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	35,355,794	6.2%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:	Simon Property Group, L.P. The Retail Property Trust Sovereign Real Estate Investments, LLC	
ix) Additional Information	Notification using the total voting rights figure of 565,728,501. Includes all shares formerly registered in the name of Vidacos Nominees Ltd.	
x) Contact Name	James M. Barkley, Esq.	
x) Contact telephone number:	+1 (317) 263-7083	

Susan Folger
Company Secretary
020 7887 7073

2 June 2009

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Fax

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 29.05.2009

From: Liberty International PLC

Headline: Notice of AGM

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Notice of AGM

LIBERTY INTERNATIONAL NOTICE OF 2009 ANNUAL GENERAL MEETING AND PROPOSED CHANGES TO ARTICLES OF ASSOCIATION

The Notice of the 2009 Annual General Meeting of the company to be held on Tuesday 7 July 2009 has been posted to shareholders and made available on the company's website www.liberty-international.co.uk today.

The Notice of the Annual General Meeting contains two resolutions which propose changes to the company's Articles of Association. A summary of the proposed changes is set out in appendix A.

In accordance with Listing Rule 9.6.2 and Disclosure and Transparency Rule 6.2.1, two copies of the Notice of the Annual General Meeting and the amended Articles of Association have been submitted to the Financial Services Authority, and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7066 8333

Appendix A

PROPOSED CHANGES TO ARTICLES OF ASSOCIATION

A copy of the Articles of Association of the company showing the amendments proposed below will be available for inspection at the registered office of the company at 40 Broadway, London SW1H 0BT during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to the date of the Annual General Meeting. The Articles of Association as amended may also be inspected at the place of the Annual General Meeting at least 15 minutes prior to, and during, the meeting.

1) Proposed changes with immediate effect (Resolution 11)

A special resolution is proposed to enable the company to call a general meeting (other than an annual general meeting) at which a Special Resolution is to be proposed on 14 clear days' notice, as permitted under the Companies Act 2006. Currently 21 clear days' notice is required.

Wording of resolution: THAT Article 52.1 of the company's Articles of Association be replaced with the following wording:

"At least 21 clear days' notice in writing must be given for every

Annual General Meeting and for any other meeting where it is proposed to pass a resolution of which "special notice" under the Companies Acts has been given to the Company.
At least 14 clear days' notice in writing must be given for any other meeting where it is proposed to pass a Special Resolution or for every other General Meeting. However a shorter period of notice can be given:

- for an Annual General Meeting, if all the members who can attend and vote agree; or
- for an Extraordinary General Meeting, if a majority of the members agree and those members hold at least 95 per cent by nominal value of the shares which can be voted at the meeting."

2) Proposed changes with effect from 1 October 2009 (Resolution 13)

The Companies Act 2006 is being implemented in phases with the final phase coming into force on 1 October 2009. One of the changes to be effective from that date is the abolition of the concept of authorised share capital. Unless removed before 1 October 2009, the current level in the Articles of Association will limit the number of shares a company can allot.

It is proposed that the Memorandum (which from 1 October 2009 will be deemed to form part of the company's Articles of Association) be deleted and the Articles of Association be amended to produce a new set of Articles of Association (the "New Articles"). The changes introduced in the New Articles are summarised below:

a) Provisions of the Company's Memorandum of Association ("Memorandum")
The provisions regulating the operations of the company are currently set out in the company's Memorandum and Articles of Association. The company's Memorandum contains, among other things, the objects clause which sets out the scope of the activities the company is authorised to undertake. This is drafted to give a wide scope. The Companies Act 2006 will significantly reduce the constitutional significance of a company's memorandum. The Companies Act 2006 provides that a memorandum will record only the names of subscribers and the number of shares each subscriber has agreed to take in the company. Under the Companies Act 2006 the objects clause and all other provisions which are currently contained in a company's memorandum, for existing companies at 1 October 2009, will be deemed to be contained in a company's articles but the company can remove these provisions by special resolution.

Further the Companies Act 2006 states that unless a company's articles provide otherwise, a company's objects are unrestricted. This abolishes the need for companies to have objects clauses. For the foregoing reasons the company is proposing, in Resolution 13, to remove the objects clause together with all other provisions of its Memorandum, which, by virtue of the Companies Act 2006, are to be treated as forming part of the Articles of Association as of 1 October 2009. The company is proposing that the provision in the Memorandum stating that the liability of members is limited be preserved by the insertion of an equivalent provision in the Articles of Association.

b) Authorised share capital and unissued shares

The Companies Act 2006 abolishes the requirement for a company to

have an authorised share capital. The company is proposing changes to its Memorandum and Articles of Association to reflect this.

Resolution 13 deletes, with effect from 1 October 2009, all provisions of the company's Memorandum, which are deemed to form part of the Articles of Association from that date, relating to authorised share capital, The Directors will still be limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006, save in respect of employee share schemes.

Wording of resolution: THAT with effect from 00.01 am on 1 October 2009:

(i) the Articles of Association of the Company be amended by deleting all of the provisions of the company's Memorandum of Association which, by virtue of Section 28 of the Companies Act 2006, are to be treated as part of the Articles of Association; and

(ii) (a) if Resolution 11 above is passed, the amendments to the Articles of Association produced at the meeting, marked "A" and initialled by the Chairman for the purpose of identification, be adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the existing Articles of Association; or

(b) if Resolution 11 above is not passed, the amendments to the Articles of Association produced at the meeting, marked "B" and initialled by the Chairman for the purpose of identification, be adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the existing Articles of Association.

Susan Folger
Company Secretary
Liberty International PLC

29 May 2009

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Fax

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 29.05.2009

From: Liberty International PLC

Headline: Holding(s) in Company

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT

TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
Registered in England No. 3685527 Registered Office: 40 Broadway London SW1H 0BT

Holding(s) in Company

LIBERTY INTERNATIONAL PLC (the "Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of acquisitions and disposals of voting rights and the recent increase in the issued share capital of the Company, Liberty International PLC has been advised by Credit Suisse Securities (Europe) Limited that Credit Suisse Securities (Europe) Limited now holds less than 3% of the voting rights in Liberty International PLC.

The notifications received are set out below:

1.

i) Full name of Persons subject to the notification obligation	Credit Suisse Securities (Europe) Limited	
ii)Full name of shares holders (if different from i)	Credit Suisse Securities (Europe) Limited Credit Suisse Securities (USA) LLC Credit Suisse Credit Suisse International Clariden Leu AG	
iii) Date of Transaction	27 May 2009	
iv) Date issuer was notified	28 May 2009	
v) Threshold that was crossed	4%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	14,416,637	3.94%
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	14,913,214	4.07%
viii) Chain of controlled undertakings through which the voting rights and/or the	Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of Credit Suisse Group ("CSG"). CSIBD is a	

financial instruments are effectively held:	segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.
ix) Contact Name	Vassilis Eliades/Simon Crawley
x) Contact telephone number:	+44 207 888 6659

2.

i) Full name of Persons subject to the notification obligation	Credit Suisse Securities (Europe) Limited	
ii) Full name of shares holders (if different from i)	Credit Suisse Securities (Europe) Limited Credit Suisse Securities (USA) LLC Credit Suisse Credit Suisse International Clariden Leu AG	
iii) Date of Transaction	28 May 2009	
iv) Date issuer was notified	29 May 2009	
v) Threshold that was crossed	4%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	14,913,214	4.07%
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	14,264,488	3.90%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:	Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.	

ix) Contact Name	Vassilis Eliades/Simon Crawley
x) Contact telephone number:	+44 207 888 6659

3.

i) Full name of Persons subject to the notification obligation	Credit Suisse Securities (Europe) Limited	
ii) Full name of shares holders (if different from i)	Credit Suisse Securities (Europe) Limited Credit Suisse Securities (USA) LLC Credit Suisse Credit Suisse International Clariden Leu AG	
iii) Date of Transaction	28 May 2009	
iv) Date issuer was notified	29 May 2009	
v) Threshold that was crossed	4%, 3%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	14,264,488	3.90%
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	N/A	Below 3%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:	Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.	
ix) Contact Name	Vassilis Eliades/Simon Crawley	
x) Contact telephone number:	+44 207 888 6659	

Susan Folger
Company Secretary
020 7887 7073

29 May 2009

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Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 03.06.2009

From: Liberty International PLC

Headline: Holding(s) in Company

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Holding(s) in Company

LIBERTY INTERNATIONAL PLC (the "Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights, Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence each in the Company:

i) Full name of Persons subject to the notification obligation	Sanlam Investment Management (Pty) Limited	
ii) Full name of shares holders (if different from i)	n/a	
iii) Date of Transaction	28 May 2009	
iv) Date issuer was notified	2 June 2009	
v) Threshold that was crossed	Above 4%	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	20,091,093	More than 3%
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	24,663,053	More than 4%
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held:		
ix) Contact Name	Jill Parratt, Group Company Secretary, Liberty Group Ltd	
x) Contact telephone number:	(011) 408 3911	

Susan Folger
Company Secretary
020 7887 7073

3 June 2009

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